

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 11, 2015

VIA ELECTRONIC MAIL

Christopher J. Tafone, Esq.
Paul Hastings LLP
75 East 55th Street
New York, NY 10022

    Re: <u>Brookfield Investment Funds, et al.; File No. 812-14457</u>

Dear Mr. Tafone:

By form APP-WD filed with the Securities and Exchange Commission on July 17, 2015, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Holly Hunter-Ceci

Holly Hunter-Ceci
Branch Chief